EXHIBIT 99.1

Commercial Consolidators Corp.
5255 Yonge Street, Suite 1010
Toronto, Ontario, M2N 6P4
Tel: 416-512-8299 Fax: 416-512-8229

PRESS RELEASE

TORONTO – NOVEMBER 20, 2001 – COMMERCIAL CONSOLIDATORS CORP. (the “Company”) announces that Kevin Hanson has been elected to the Board of Directors of the Company effective immediately. Mr. Hanson will also serve on the Company’s audit committee. Mr. Hanson is a Chartered Accountant, a Certified Public Accountant and is a partner of Amisano Hanson, Chartered Accountants (11 years). He has significant experience in all aspects of public companies, including acting as a director of several public companies. Amisano Hanson performs limited accounting and other services for the Company.

The Company also announces that it has granted, subject to regulatory approval, stock option agreements to Kevin Hanson for the right to purchase an aggregate of 25,000 common shares, exercisable for five (5) years at the price of $3.54 per share. The stock option agreement will be legended with the required four (4) month hold from the time of granting, in accordance with the policies of the Canadian Venture Exchange, and the applicable resale restrictions under United States securities laws.

COMMERCIAL CONSOLIDATORS CORP.

Per:	/s/ Guy Jarvis

Guy Jarvis, CEO

THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.

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